EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State or Jurisdiction of Incorporation	D/B/A
Dollar Tree Stores, Inc.	Virginia	Dollar Tree
Dollar Tree Management, Inc.	Virginia	N/A
Family Dollar Stores, Inc. (1)	Delaware	Family Dollar
Family Dollar, Inc. (1)	North Carolina	Family Dollar
Family Dollar Merchandising, LLC	Delaware	N/A
Family Dollar Services, LLC	North Carolina	N/A
Family Dollar Stores of Ohio, Inc. (1)	Virginia	Family Dollar
Greenbrier International, Inc.	Delaware	N/A
Dollar Tree Distribution, Inc.	Virginia	N/A
Dollar Tree Insurance, Inc.	South Carolina	N/A
Dollar Tree Stores Canada, Inc. (2)	British Columbia	Dollar Tree Canada
(1) These corporations have subsidiaries which are retail companies.
(2) The registrant indirectly holds an interest in this foreign entity.
Certain other subsidiaries are not included because, when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary as of February 2, 2019.